EXHIBIT 4

                       Amendment to the Stock Option Plan






1) The definition of Common Share Maximum as defined in Section 4(a) of the Plan has been amended, such that the maximum number of shares of the Company's Common Stock which shall be available to be issued under the Plan shall be increased from 5,145,587 Common Shares to 5,745,587 Common Shares.